SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ICTS International N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N43837108

(CUSIP Number)

Igal Tabori 19 Alumim St. Tel Aviv 69690 Israel Mobile: 972-544-314327 Home Tel.: 972-3-6424104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 with copies to:

David W. Sass, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

October 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. N43837108	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON Igal Tabori
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,202,483*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,202,483
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.93%**
14	TYPE OF REPORTING PERSON* IN

*	The number of the common stock owned by Igal Tabori includes the 821,322 shares of Common Stock of the issuer that was sold to Igal Tabori by Tabori Enterprises Ltd. on October 26, 2015.
**	The calculation of percentage ownership is based on 8,054,390 shares of Common Stock outstanding as of May 5, 2015 as reported in the Issuer’s Report on FORM 20-F for the fiscal year ended December 31, 2014.

CUSIP No. N43837108	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON Tabori Enterprises Ltd. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

* Tabori Enterprises Ltd. sold all of its 821,322 shares of common stock to Igal Tabori on Monday, October 26, 2015 at the market price of $0.51 per share.

** Igal Tabori owns 50 per cent of the issued and outstanding stock of Tabori Enterprises Ltd. through Igal Tabori Holdings Ltd, an entity that is wholly owned by Igal Tabori. Igal Tabori is also the Chairman of Tabori Enterprises Ltd., and he has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by the Reporting Person.

This Amendment No. 2 (the “Amendment”) is being filed on behalf of 1) Igal Tabori (“Mr. Tabori”) and 2) Tabori Enterprises Ltd. (“Tabori Enterprises”). This Amendment relates to Mr. Tabori’s purchase of all of the 821,322 shares of common stock held by Tabori Enterprises, and is the final amendment with respect to Tabori Enterprises’s ownership of the Common Stock

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment relates to the common stock (the “Common Stock”) of ICTS International, N.V., registered at the Department of Justice in Amstelveen, Netherlands (the “Issuer”), whose principal executive office is located at Walaardt Sacréstraat 425-4, 1117 BM Schiphol-Oost, Netherlands. The total number of shares of Common Stock reported as beneficially owned in this Amendment is 1,202,483, which constitutes approximately 14.93% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This Amendment is filed on behalf of (1) Mr. Tabori; and (2) Tabori Enterprises. Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Tabori’s principal business address is 19 Alumim St. Tel Aviv 69690, Israel. Mr. Tabori is the Chairman and he indirectly owns 50% of Tabori Enterprises through Igal Tabori Holdings Ltd, his wholly owned entity. The principal business address of Tabori Enterprises is 17 Alumim St. Tel Aviv 69690, Israel

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by Mr. Tabori that is held in his personal account was acquired with personal funds.

At the close of business on October 26, 2015, Tabori Enterprises no longer beneficially owned any shares of Common Stock.

Item 4.	Purpose of Transaction

Mr. Tabori acquired the Common Stock that it beneficially owns in the ordinary course of his business of purchasing, selling, trading and investing in securities.  Mr. Tabori may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.
(b)	Mr. Tabori has the sole power to vote and sole power to dispose of the shares of Common Stock to which this Amendment relates.
(c)	The Reporting Persons purchased Common Stock in the last 60 days as follows:

	Igal Tabori
Date of Transaction	Number of Shares Purchased	Price Per Share
October 26, 2015	821,322	0.51

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2015

By:	/s/ Igal Tabori
Igal Tabori